Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.

INFORMATION CIRCULAR
(as at November 2, 2010, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevada Geothermal Power Inc. (the “Company”) for use at the annual general meeting of the shareholders of the Company to be held on December 7, 2010 (the “Meeting”), at the time and place and for the purposes set out in the accompanying notice of meeting and at any adjournment thereof. The solicitation will be made by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company will bear the cost of this solicitation. The Company will not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Investor Services Inc., of 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1 (by mail, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the proxy are directors and officers of the Company and are proxyholders nominated by management. A shareholder has the right to appoint a person other than the nominees of management named in the enclosed instrument of proxy to represent the shareholder at the Meeting. To exercise this right, a shareholder must insert the name of its nominee in the blank space provided. A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the registered office of the Company, Suite 1000 – 840 Howe Street, Vancouver, BC V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof,

(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)	in any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name. Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting. If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker. In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of a proxy (the notice of Meeting, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares. If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxy holder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting accompanying this Information Circular. If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this Information Circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)	each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	each proposed nominee for election as a director of the Company; and

(c)	each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares. On November 2, 2010 (the “Record Date”), the Company had 116,296,504 common shares outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. Only those shareholders of record on the Record Date are entitled to attend and vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, there are no persons that beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the common shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular. Management does not contemplate that any of the nominees will be unable to serve as a director. If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or persons as directors.

The number of directors on the board of directors of the Company is currently six. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at six.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, jurisdiction of residence and office held	Principal occupation in the last five years	Director since	Number of common shares beneficially owned(1)
BRIAN D. FAIRBANK President, Chief Executive Officer and Director Canada	President of the Company since 1995 and President of Fairbank Engineering Ltd., a firm of consulting geologists and engineers since 1986.	April, 1995	5,508,053

JAMES E. YATES Director (2) (3) (4) Canada
Independent businessman with 20 years of experience in corporate development and the financing of start-up resource companies. Financed and developed to production the Crowfoot Lewis open-pit gold mine in
		December, 1996	nil

Name, jurisdiction of residence and office held	Principal occupation in the last five years	Director since	Number of common shares beneficially owned(1)
	Nevada. Founder and President of Hycroft Realty Ltd., a company involved in real estate sales and development

MARKUS K. CHRISTEN Director (3) (4) USA	Independent financial advisor; former managing director of Credit Suisse First Boston, NY, specializing in energy and geothermal transactions from 1997 to 2000.	January, 2003	200,000

R. GORDON BLOOMQUIST Director (3) USA	Consultant to the World Bank on its energy projects. A past Director of Geothermal and District Energy Programs with the Washington State Energy Office.	March, 2003	95,000

DOMENIC J. FALCONE Director (2) (3) (4) USA	President of Domenic J. Falcone Associates, Inc., a financial advisory firm, formerly director or senior officer of CBIZ Valuation Group, Nuvant Systems and PG&E Energy Services.	January, 2004	100,000

GAVIN COOPER Director (2) (3) (4) Canada
Chartered Accountant with more than 20 years experience in senior executive management roles. Formerly CFO of VRB Power Systems Inc., President and CEO of Catamaran Ferries International Inc. through the wind-up phase of the BC Government’s fast ferries program, and senior audit manager at Ernst & Whinney in Vancouver, BC, London, UK and Cape Town, South Africa.
		June, 2009	nil
(1)	includes direct and beneficial holdings
(2)	Members of the audit committee.
(3)	Members of the compensation and nominating committee.
(4)	Members of the corporate governance committee.

The above information, including information as to common shares beneficially owned, has been provided by the respective directors individually.

No proposed director of the Company

(a)
is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

	(i)	was the subject:

		(A)	of a cease trade order;

		(B)	an order similar to a cease trade order; or

		(C)	an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

	(ii)	was subject to:

		(A)	a cease trade order;

		(B)	an order similar to a cease trade order; or

		(C)	an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)
is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)
has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Interpretation

“Named executive officer” (“NEO”) means:

(a)	a Chief Executive Officer (“CEO”);

(b)	a Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The NEOs who are the subject of this Compensation Discussion and Analysis are Brian D. Fairbank, President and CEO; Andrew Studley, CFO; Markus Christen, Director; Max Walenciak, VP Development & Operations; and Kim Niggemann, Director of Resource Exploration.

Compensation Program Objectives

The objectives of the Company’s executive compensation program are as follows:

  to attract, retain and motivate talented executives who create and sustain the Company’s continued success;

  to align the interests of the Company’s executives with the interests of the Company’s shareholders; and

  to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics. The Company is a venture company involved in geothermal exploration and development and will not be generating significant revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of the NEOs.

Purpose of the Compensation Program

The Company’s executive compensation program has been designed to reward executives for reinforcing the Company’s business objectives and values, for achieving the Company’s performance objectives and for their individual performances.

Elements of Compensation Program

The executive compensation program consists of a combination of base salary, performance bonus and stock option incentives.

Purpose of Each Element of the Executive Compensation Program

The base salary of an NEO is intended to attract and retain executives by providing a reasonable amount of non-contingent remuneration.

In addition to a fixed base salary, each NEO is eligible to receive a performance-based bonus meant to motivate the NEO to achieve short-term goals. The pre-established, quantitative target(s) used to determine performance bonuses are set each fiscal year. Awards under this plan are made by way of cash payments only, which payment are made at the end of the fiscal year.

Stock options are generally awarded to NEOs on an annual basis based on performance measured against set objectives. The granting of stock options upon hire aligns NEOs’ rewards with an increase in shareholder value over the long term. The use of stock options encourages and rewards performance by aligning an increase in each NEO’s compensation with increases in the Company’s performance and in the value of the shareholders’ investments.

Determination of the Amount of Each Element of the Executive Compensation Program

Compensation Committee

Compensation of the NEOs of the Company, other than that of the CEO, is reviewed annually by the CEO, who makes recommendations to the Compensation Committee. The Compensation Committee reviews the recommendations of the CEO and makes its own recommendations to the Board of Directors of the Company (the “Board”), which approves the compensation of the NEOs based on the recommendations of the Compensation Committee. Compensation for the CEO is reviewed annually by the Compensation Committee, which then makes recommendations to the Board. The Board approves the base salary of each NEO based on the recommendations of the Compensation Committee.

During the most recently completed financial year, the members of the Compensation Committee were Markus Christen, Dominic Falcone, James Yates and Gavin Cooper.

Base Salary

The base salary review of each NEO takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not evaluated against a formal “peer group”. The Compensation Committee relies on the general experience of its members in setting base salary amounts.

Performance Bonuses

The Compensation Committee oversees the operation of the Corporation’s bonus plan by evaluating and approving the targets and the objectives to be met by the NEO and the amount of bonus payable at specific levels of attainment of those targets and objectives. The bonus for each individual NEO varies dependent upon the position and the factors considered in assessing the bonus amounts include, but are not limited to, expense control and attainment of specific strategic business goals.

Stock Options

The Company has established a formal plan (the “Stock Option Plan”) under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. The Board, based on recommendations of the Compensation Committee where appropriate, determines which NEOs (and other persons) are entitled to participate in the Company’s stock option plan; determines the number of options granted to such individuals; and determines the date on which each option is granted and the corresponding exercise price. For further information regarding the Stock Option Plan refer to “Particulars of Matters to be Acted On – Stock Option Plan”.

The Board makes these determinations subject to the provisions of the existing Stock Option Plan and, where applicable, the policies of the TSX Venture Exchange.

Previous grants of option-based awards are taken into account when considering new grants.

Link to Overall Compensation Objectives

Each element of the executive compensation program has been designed to meet one or more objectives of the overall program.

The fixed base salary of each NEO, combined with the granting of stock options, has been designed to provide total compensation which the Board believes is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Summary Compensation Table

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to NEOs by the Company and its subsidiaries for services in all capacities to the Company during the most recently completed financial year:

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Brian D. Fairbank, President & CEO	2010	$255,000	nil	$38,467	nil	nil	nil	nil	$293,467
Andrew T. Studley CFO & Secretary	2010	$172,507	nil	nil	nil	nil	nil	$15,000	$187,507
Markus Christen Director	2010	nil	nil	nil	nil	nil	nil	$266,410(2)	$266,410
Max Walenciak Senior VP Operations and Development	2010	$223,687(2)	nil	nil	nil	nil	nil	$13,938(2)	$237,625
Kim Niggemann, VP Resources	2010	$163,098	nil	nil	nil	nil	nil	nil	$163,098

(1) The fair value of option-based awards was determined as of the date of the grant using the Black-Scholes option pricing model.
(2) Converted at an average exchange rate of $1.0559 CDN for every $1 USD.

(3) After year end, the Company paid Markus Christen $595,181 (2) of which, $520,031(2) was related to financing success fees.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the NEOs of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Brian D. Fairbank	1,949,000	0.45 - 1.24	April 2012 – October 2014	$94,420	nil	nil
Andrew Studley	490,000	0.45 - 1.15	August 2012 – March 2014	$21,000	nil	nil
Markus Christen	875,000	0.45 – 1.08	January 2011 – March 2014	$12,100	nil	nil
Max Walenciak	455,000	0.45 – 1.15	April 2012 – March 2014	$12,738	nil	nil
Kim Niggemann	440,000	0.45 – 1.03	January 2011 – March 2014	$10,125	nil	nil

(1) does not include unvested stock options.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for each NEO during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brian D. Fairbank	$38,467	nil	nil
Andrew Studley	nil	nil	nil
Markus Christen	nil	nil	nil
Max Walenciak	nil	nil	nil

Kim Niggemann	nil	nil	nil

Pension Plan Benefits – Defined Benefits Plan

The Company does not have a Defined Benefits Pension Plan.

Pension Plan Benefits – Defined Contribution

The Company does not have a Defined Contribution Pension Plan.

Termination and Change of Control Benefits

During the most recently completed financial year there were no employment contracts, agreement, plans or arrangements for payments to an NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities, except for:

Brian Fairbank’s employment contract provides for a severance payment equal to twenty-four (24) months salary in the event of termination without cause, and his stock options shall be exercisable for the greater of twelve (12) months or the maximum time permitted by the policies of the applicable stock exchange.

Andrew Studley’s employment contract provides for a severance payment equal to twelve (12) months salary plus one month for each year of service in the event of termination without cause, and his stock options shall be exercisable for the greater of six (6) months or the maximum time permitted by the policies of the applicable stock exchange.

Max Walenciak’s employment contract provides for a severance payment equal to six (6) months salary in the event of termination without cause, and his stock options shall be exercisable for the greater of ninety (90) days.

Director Compensation

Director Compensation Table

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Company for the most recently completed financial year.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dominic J. Falcone	18,000	nil	nil	nil	nil	$83,844(2)	$99,084
James E. Yates	12,000	nil	47,653	nil	nil	nil	$59,653
R. Gordon Bloomquist	18,000	nil	28,706	nil	nil	nil	$46,706
Gavin	15,000	nil	nil	nil	nil	$3,675	$18,675

Cooper

(1) The fair value of option-based awards was determined as of the date of the grant using the Black-Scholes option pricing model.
(2) Converted at an average exchange rate of $1.0559 CDN for every $1 USD.

Share-Based Awards, Options-Based Awards and Non-Equity Incentive Plan Compensation

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the directors of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dominic J. Falcone	925,000	0.45 – 1.08	January 2011 – March 2014	43,600	nil	nil
James E. Yates	533,000	0.45 – 1.22	January 2011 – October 2014	8,850	nil	nil
R. Gordon Bloomquist	580,000	0.45 – 1.22	January 2011 – October 2014	9,900	nil	nil
Gavin Cooper	250,000	0.54	May 2014	30,000	nil	nil

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for the directors of the Company during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dominic J. Falcone	nil	nil	nil
James E. Yates	47,653	nil	nil
R. Gordon	28,706	nil	nil

Bloomquist
Gavin Cooper	nil	nil	nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets out, as of the end of the most recently completed financial year, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	8,491,500	$0.77	1,066,150
Equity compensation plans not approved by securityholders	nil	n/a	nil
Total	8,491,500	$0.77	1,066,150

CORPORATE GOVERNANCE

Board of Directors

The Board of Directors presently has 6 directors, three of whom are independent. The definition of independence used by the Company is that used by the Canadian Securities Administrators, which is set out in section 1.4 of National Instrument 52-110 Audit Committees (“NI 52-110”). A director is independent if he has no direct or indirect material relationship to the Company. A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of the director’s independent judgment. Certain types of relationships are by their very nature considered to be material relationships and are specified in section 1.4 of NI 52-110.

James Yates, R. Gordon Bloomquist and Gavin Cooper are considered to be independent directors. Brian Fairbank, Dominic Falcone and Markus Christen are not considered to be independent as they are management of the Company or received consulting fees in excess of $75,000 in the past fiscal year.

The Board believes that the principal objective of the Company is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company. In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues. Directors are involved in the supervision of management.

The Company has not developed written position descriptions for the Chair and has developed written position descriptions for the Chief Executive Officer. The Chair is not independent. Pursuant to the

Business Corporations Act (British Columbia), directors must declare any interest in a material contract or transaction or a proposed material contract or transaction. Further, the independent members of the Board of Directors meet independently of management members when warranted. During the most recently completed financial year, the Board of Directors met seventeen times in which all members of the Board were in attendance at for twelve meetings. The independent directors met zero times without the non-independent members of the Board in attendance.

Other Directorships

The directors of the Company are also directors of the following other reporting issuers:

Current Director / Nominee	Other Directorships of other Reporting Issuers
James E. Yates	ESO Uranium Corp Canyon Copper Corp.
Gavin Cooper	Pinestar Gold Inc. Nevaro Capital Corporation

Orientation and Continuing Education

New directors of the Company are provided with a package of pertinent information about the Company which includes written information about the duties and obligations of directors, the business and operations of the Company and documents from recent board meetings. Specific details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

The Company also provides continuing education to directors by way of management presentations to ensure that their knowledge and understanding of the Company’s business remains current. The Company’s financial and legal advisers are also available to the Company’s directors.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees. The purpose of the Code is to

  Promote integrity and deter wrongdoing.

  Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

  Promote avoidance of absence of conflicts of interest.

  Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

  Promote compliance with applicable governmental laws, rules and regulations.

  Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

  Promote accountability for adherence to the Code.

  Provide guidance to the Company’s directors, officers and employees to help them recognize and deal with ethical issues.

  To help foster a culture of integrity, honesty and accountability throughout the Company.

A copy of the Code is available from the Company’s offices. In the Board’s regular meetings, the Board considers the Company’s operations and business activities in light of the Code. The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

Nomination of Directors

The Company does not have a formal process or committee for proposing new nominees for election to the Board of Directors. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Compensation

The Board has established a Compensation Committee which is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling its responsibilities, the Compensation Committee evaluates the performance of the chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit, Corporate Governance and Compensation and Nominating Committees.

Assessments

There is no formal committee with the responsibility for assessing the effectiveness of the Board of Directors as whole. The Board as a group regularly reviews its performance and assesses the effectiveness of the Board as a whole.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Audit Committee Charter

The Board has adopted an Audit Committee Charter, which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The Audit Committee Charter is attached as Schedule “A” to this Information Circular.

Composition

As the shares of the Company are listed on the TSX Venture Exchange (the “Exchange”), it is categorized as a venture issuer. As a result, the Company is exempt from the requirements of Part 3 (Composition of the Audit Committee) of NI 52-110.

The Audit Committee consists of the following four (4) directors. Also indicated is whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Dominic Falcone Chairman	Not Independent	Financially literate Financial expert
James E. Yates	Independent	Financially literate
Gavin Cooper	Independent	Financially literate Financial expert
Gordon Bloomquist	Independent	Financially literate

(1) A member of the Audit Committee is independent if he has no direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. An executive officer of the Company, such as the President, is deemed to have a material relationship with the Company.
(2) A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

Dominc Falcone – Mr. Falcone is an independent financial consultant with more than 20 years of experience in corporate development and the financing of geothermal projects. Mr. Falcone was president and principal of Dominic J. Falcone Associates where he provided project financing and financial services to the independent power, co-generation, solid waste and wastewater industries; he participated in arranging financing for resource and power development projects in excess of $200 million.

James E. Yates – Mr. Yates is an independent businessman with more than 20 years of experience in corporate development and the financing of start-up resources companies. Financed and developed to production the Crowfoot Lewis open-pit gold mine in Nevada. Founder and President of Hycroft Realty Ltd., a company involved in real estate sales and development. Mr Yates has also served as director and audit committee member on other public companies.

Gavin Cooper – Mr. Cooper is a Chartered Accountant with a Bachelor of Accounting (Hons) from the University of South Africa and has more than 20 years of experience in senior executive management roles. He served as Chief Financial Officer with VRB Power Systems, President and CEO of Catamaran Ferries International Inc. through the wind-up phase of the BC Government’s fast ferries program, Director of Finance and Administration at Yarrows, Ltd., Vice President and Director of Pacific Engineered Materials Inc., and Senior Audit Manager at Ernst & Whinney.

Gordon Bloomquist - Dr. Bloomquist, a recognized geothermal expert, is currently a consultant to the World Bank on its' energy projects. As a past Director of Geothermal and District Energy Programs with the Washington State Energy Office, Dr. Bloomquist was responsible for all state geothermal policy decisions, technical assistance to geothermal resource developers, investigation of regional and local resources, and district heating feasibility studies and programs. He has consulted with a wide variety of private corporations and institutions on legislative issues for geothermal development, power generation, environmental regulation and regional geothermal resource assessment.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in NI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3) (5)	All Other Fees (4)
June 30, 2010	$153,000	$79,659	$79,374	$304,126
June 30, 2009	$157,400	$10,016	nil	$104,540

(1) The aggregate fees billed by the Company’s auditor for audit fees.
(2) The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column. These would include administration charges and out of pocket expenses as well as a review engagement.
(3) The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning. These would include preparation of the tax returns and property tax work.
(4) The aggregate fees billed for professional services other than those listed in the other three columns. (5) Tax services paid to other accounting firms during 2009: $341,470.

Exemption

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3

Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110 because it is a venture issuer.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or any subsidiary thereof, has more than “routine indebtedness” to the Company or any subsidiary thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT OF AUDITOR

The management of the Company intends to nominate Deloitte & Touche, Chartered Accountants of Vancouver, British Columbia for appointment as auditors of the Company. Forms of proxy given pursuant to the solicitation of the management of the Company, will, on any poll, be voted as directed and, if there is no direction, be voted for the appointment of Deloitte & Touche of Vancouver, British Columbia at a remuneration to be fixed by the directors. Deloitte & Touche were first appointed auditors of the Company on March 9, 2009.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

The Company is required, under the policies of the Exchange, to adopt a stock option plan for the benefit of directors, officers, employees and consultants of the Company and to seek shareholder approval for the Stock Option Plan on an annual basis. A copy of the Stock Option Plan will be available at the Meeting.

Pursuant to the Stock Option Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time. As of the date of this Information Circular, the total number of options outstanding is 8,227,500. Of the total, 6,477,000 are granted to directors and senior officers of the Company.

Under the Stock Option Plan, the Board may from time to time grant to directors, senior officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate. Some of the significant terms of the Stock Option Plan are as follows:

1.	Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.
2.

The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.

While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V. In the event that the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”), the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.	Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V. In the event that the

Company’s common shares are listed on Tier 1 of the TSX-V or the TSX, options granted must expire not later than a maximum of ten years from the date of grant. In the event that Options are due to expire during a blackout period which prohibits trading by insiders, the Plan provides that the expiration date of the Option shall be extended for a reasonable period of time following the date the blackout period is lifted.

5.	The options will vest at the discretion of the board of directors.
6.	All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Stock Option Plan (the “Plan”), as described in the Company’s Information Circular dated November 2, 2010, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit. Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company.

Management of the Company recommends that the shareholders vote in favour of the approval of the Stock Option Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

OTHER MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information on the Company is available on the internet on SEDAR at www.sedar.com. Financial information is provided in the Company’s financial statements and management discussion and analysis which are available on SEDAR. The audited financial statements for the year ending June 30, 2010 together with the auditor’s report will be presented at the Meeting. You may request copies of the Company’s financial statements and management discussion and analysis by completing the request card included with this Information Circular, in accordance to the instructions therein.

DATED November 2, 2010.

BY THE MANAGEMENT OF
NEVADA GEOTHERMAL POWER INC.

“Brian D. Fairbank”
Brian D. Fairbank
President & Chief Executive Officer

SCHEDULE A
AUDIT COMMITTEE CHARTER

1.	GENERAL

The primary mandate of the audit committee (the “Audit Committee”) of the Board of Directors of the Company (the “Board”) is to assist the Board in overseeing the Company’s financial reporting and disclosure. This oversight includes:

(a)	reviewing the financial statements, management’s discussion and analysis and other financial disclosure that is provided to shareholders and disseminated to the public;

(b)	reviewing the systems of internal controls to ensure integrity in the financial reporting of the Company; and

(c)	monitoring the independence and performance of the Company’s external auditor and reporting directly to the Board on the work of the external auditor.

2.	COMPOSITION AND ORGANIZATION OF THE COMMITTEE

(a)	The Audit Committee must have at least three directors.

(b)

To the extent possible, the Audit Committee members must be independent. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer. A material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.[1]

(c)

To the extent possible, every Audit Committee member must be financially literate. Financial literacy is the ability to read and to understand a set of financial statements that present a breath and a level of complexity of accounting issues that are generally comparable to the breadth and to the complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.[2]

(d)

At least one member of the Audit Committee must be a “financial expert” as defined in Section 407 of the Sarbanes-Oxley Act of 2002. An audit committee financial expert means a person who has the following attributes:

	(i)	An understanding of generally accepted accounting principles and financial statements;

	(ii)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected

[1] Multilateral Instrument 52-110 Audit Committees section 1.4
[2] Multilateral Instrument 52-110 Audit Committees section 1.5

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to be raised by the small business issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities;

	(iv)	An understanding of internal control over financial reporting; and

	(v)	An understanding of Audit Committee functions.

(e)	A person shall have acquired such attributes through:

(i)
Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

	(ii)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

	(iii)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

	(iv)	Other relevant experience.

(f)	The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms. Members may serve for consecutive terms.

(g)
The Board will also appoint a Chair of the Audit Committee (the “Chair of the Audit Committee”) for a one year term. The Chair of the Audit Committee may serve as the Chair of the committee for any number of consecutive terms.

(h)	A member of the Audit Committee may be removed or replaced at any time by the Board. The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3.	MEETINGS

(a)	The Audit Committee will meet at least four (4) times per year. Special meetings may be called by the Chair of the Audit Committee as required.

(b)	Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

(c)

Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

(d)

The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to the Committee members for the members to have a reasonable time to review the materials prior to the meeting.

(e)	Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee. Minutes of each meeting must be

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distributed to the members of the Board, to the Chief Executive Officer, to the Chief Financial Officer and to the external auditor.

4.	RESPONSIBILITIES OF THE COMMITTEE

The Audit Committee shall be governed by the Terms of Reference for Committees adopted by the Board. Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board.

a)	External Auditor

	(i)	select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, internal controls and financial statements;

(ii)

evaluate, prior to the external auditor performing the annual audit, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditor and recommend such payment to the Board;

(iii)

obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

	(iv)	recommend to the Board, if necessary, the replacement of the external auditor;

	(v)	meet at least annually with the external auditor, independent of management, and report to the Board on such meetings;

	(vi)	pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

(vii)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting;

b)	Financial Statements and Financial Information

	(i)	review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

	(ii)	review and discuss with management the quarterly financial statements and recommend their approval by the Board;

	(iii)	review and recommend to the Board for approval the financial content of the annual report;

	(iv)	review the process for the certification of the financial statements by the Chief Executive Officer and Chief Financial Officer;

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(v)

review the Company’s management discussion and analysis, annual and interim earnings or financial disclosure in news releases, and audit committee reports before the Company publicly discloses this information;

	(vi)	review annually with the external auditor the Company’s accounting principles and the reasonableness of management’s judgments and estimates as applied in its financial reporting;

(vii)

review and consider any significant reports and recommendations issued by the external auditor, together with management’s response, and the extent to which recommendations that were made by the external auditor have been implemented;

(viii)

review and satisfy itself that adequate procedures are in place for the review of all publicly disclosed financial information extracted from the financial statements, other than the public disclosure mentioned previously, and periodically assess the adequacy of these procedures;

c)	Risk Management, Internal Controls and Information Systems

	(i)	review with the external auditor and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

	(ii)	review the adequacy of security of information, information systems and recovery plans;

	(iii)	review management’s plans regarding any changes in accounting practices or policies and the financial impact thereof;

(iv)

review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

(v)

discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure;

	(vi)	assist management to identify the Company’s principal business risks;

	(vii)	review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board;

d)	Other

	(i)	review, if any, the Company’s loans to employees and/or consultants;

	(ii)	review and approve the company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;

	(iii)	conduct special reviews and/or other assignments from time to time as requested by the Board; and

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(iv)	conduct an annual assessment of the Audit Committee’s performance and provide a report to the Corporate Governance Committee regarding such assessment.

5.	PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees.

6.	REPORTING

The Audit Committee will report to the Board on:

(i)	the external auditor’s independence;

(ii)	the performance of the external auditor and the Audit Committee’s recommendations;

(iii)	the reappointment or termination of the external auditor;

(iv)	the adequacy of the Company’s internal controls and disclosure controls;

(v)	the Audit Committee’s review of the annual and interim financial statements;

(vi)	the Audit Committee’s review of the annual and the interim management’s discussion and analysis;

(vii)	the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(viii)	all other material matters dealt with by the Audit Committee.

The Audit Committee will report to the Governance Committee for the Audit Committee’s annual report.

7.	NON-EXHAUSTIVE LIST

The foregoing list of duties is not exhaustive, and the Audit Committee may, in addition, perform such other functions as may be necessary or appropriate in the circumstances or as required by the Board.

8.	AUTHORITY OF THE COMMITTEE

(a)

The Audit Committee will have the resources and the authority appropriate to discharge its duties and responsibilities. The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management. The Audit Committee may at any time contact the external auditor directly.

(b)	The external auditor will report directly to the Audit Committee.